On October 19, 2015, Focus Ventures Ltd. announced that its news release issued earlier on October 19, 2015 incorrectly described the exercise terms of the warrants to be issued in its proposed non-brokered private placement financing.  Excerpts from the announcement are set forth below:

Focus Proposes CAD$3.0 Million Private Placement

October 19, 2015; Vancouver, Canada:  Focus Ventures Ltd. (TSXV:FCV) announces that its news release issued earlier today incorrectly described the exercise terms of the warrants to be issued in its proposed non-brokered private placement financing which is subject to stock exchange approval.  Each warrant will entitle the holder to purchase one common share of the Company for five years from closing at $0.15 per share in the first, second and third years, and at $0.20 per share in the fourth and fifth years.

In addition, the Company may pay a finder’s fee on a portion of this financing.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

ON BEHALF OF THE BOARD

David Cass, President

Contact:  Ralph Rushton

Tel: (604) 630-5544;  Fax: (604) 682-1514

Email: info@focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s plans to complete the private placement, and how the financing proceeds will be allocated.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors include, among others, completing the private placement on the terms stated and the expenditure of the financing proceeds as intended; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company will obtain all necessary approvals to, and complete, the private placement on the terms stated; that the Company will spend the financing proceeds as intended; and that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.